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                    NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Securities and Exchange Commission by order upon application permits the withdrawal of this Notification of Election.

                            SIGNATURE

     Pursuant to the Requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Portland and the State of Maine on the 30th day of December, 1996.

                                   Schroder Capital Funds II



                                   By:  /s/ John Y. Keffer
                                        ------------------
                                          John Y. Keffer
                                          Vice President



By:  /s/ Thomas G. Sheehan
     ---------------------
        Thomas G. Sheehan
        Assistant Secretary